UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Atlas Acquisition Holdings Corp.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
049162 10 0
(CUSIP Number)
January 23, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	049162 10 0

1	NAMES OF REPORTING PERSONS James N. Hauslein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,373,914(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,373,914(1)

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,373,914(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.5%

12	TYPE OF REPORTING PERSON

IN
(1) Includes 17,391 shares of common stock held in trust by the Diane G. Hauslein Trust, of which the Reporting Person is the trustee, but does not include 2,900,000 shares of common stock issuable upon the exercise of warrants held by Mr. Hauslein, which are not exercisable until the consummation of the Issuer’s business combination, as further described in the Issuer’s Registration Statement on Form S-1, as amended (file no. 333-146368), filed with the Securities and Exchange Commission on September 28, 2007.

Page 2 of 5 Pages

CUSIP No.	049162 10 0
Item 1.
(a) Name of Issuer: Atlas Acquisition Holdings Corp.
(b) Address of Issuer’s Principal Executive Offices:
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Ste. 106
Hobe Sound, Florida
Item 2.
(a) Name of Person Filing: James N. Hauslein
(b) Address of Principal Business Office or, if none, Residence:
11450 SE Dixie Highway, Ste. 106
Hobe Sound, Florida
(c) Citizenship or Place of Organization: United States
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 049162 10 0

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 Pages

CUSIP No.	049162 10 0
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,373,914(1)
(b) Percent of class: 9.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,373,914(1)
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of: 2,373,914(1)
(iv) Shared power to dispose or to direct the disposition of:
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certifications.
Not Applicable.
(1) Includes 17,391 shares of common stock held in trust by the Diane G. Hauslein Trust, of which the Reporting Person is the trustee, but does not include 2,900,000 shares of common stock issuable upon the exercise of warrants held by Mr. Hauslein, which are not exercisable until the consummation of the Issuer’s business combination, as further described in the Issuer’s Registration Statement on Form S-1, as amended (file no. 333-146368), filed with the Securities and Exchange Commission on September 28, 2007.

Page 4 of 5 Pages

CUSIP No.	049162 10 0
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
(Date) /s/ James N. Hauslein
(Signature)

James N. Hauslein
(Name/Title)
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 5 of 5 Pages